UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70747

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING ___06/16/2022___ AND ENDING ___12/31/2022___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **CVEX Markets LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5000 PLAZA ON THE LAKE, SUITE 380

(No. and Street)

Austin	**TX**	**78746**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chris Belew	**512-838-6363**	**chris@cvex.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bauer & Company, LLC

(Name – if individual, state last, first, middle name)

PO BOX 27887	**Austin**	**TX**	**78755**
(Address)	(City)	(State)	(Zip Code)

11/20/2014	**6072**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Belew, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CVEX Markets LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20_25_

Signature: _CMB_

Title:
Chief Executive Officer

Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CVEX Markets LLC

Financial Statement

As of December 31, 2022 and for the period from
June 16, 2022 (commencement of operations)
through December 31, 2022

(With Report of Independent Registered Public Accounting Firm)

CVEX Markets LLC
Table of Contents



<center>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</center>

To the Member of CVEX Markets, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CVEX Markets, LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of CVEX Markets, LLC as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of CVEX Markets, LLC's management. Our responsibility is to express an opinion on CVEX Markets, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CVEX Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as CVEX Markets, LLC's auditor since 2022.

Austin, Texas

February 17, 2023

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

CVEX Markets LLC

Notes to Financial Statement

For the period from June 16, 2022 (commencement of operations) through December 31, 2022

Assets:		
Cash	$	1,004,800
Prepaid expenses		23,713
Internal use software		1,807,427
Total Assets	$	2,835,940
Liabilities and Member's Equity		
Accrued expenses	$	256,671
Accounts payable		86,400
Due to parent		48,563
Total Liabilities		391,634
Total Member's Equity		2,444,306
Total Liabilities and Member's Equity	$	2,835,940

CVEX Markets LLC

Notes to Financial Statement

For the period from June 16, 2022 (commencement of operations) through December 31, 2022

---

1. Business and Organization

CVEX Markets LLC (the "Company") is a member of the Financial Industry Authority, Inc ("FINRA") and became a registered broker-dealer under the Securities Exchange Act of 1934 effective June 16, 2022. The Company, a Delaware limited liability company was formed in April 26, 2018 and commenced operations on June 16, 2022 as a wholly owned subsidiary of CVEX Group, Inc. (the "Parent"). The Company is approved to engage in private placements, and to operate an alternative trading system for the trading of restricted private equity securities and of special purpose vehicle interests where the underlying assets are restricted private equity securities. The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemption appearing in paragraph (k)(2)(i) of the Rule.

2. Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). All amounts are expressed in United States dollars (U.S. dollars) unless otherwise stated. The following is a summary of the significant accounting and reporting policies used in preparing the financial statements.

(a) Use of Estimates

The preparation of financial statements requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Cash

Cash consists of cash held at one financial institution which at times may exceed federally insured limits of $250,000. The Company has not experienced any losses on these accounts and is not exposed to any significant credit risk with respect to its depository institutions.

(c) Recent Accounting Pronouncements Adopted

On June 16, 2022, the Company adopted ASU 2019-12 ("Topic 740") which incorporated ASC 740-10-30-27A to clarify that legal entities that are not subject to tax such as certain partnerships and disregarded singer member limited liability companies are not required to include, in their separate financial statements, allocated amounts of consolidated current and deferred taxes. The adoption of the ASU did not have a material impact on its financial statements and related disclosures.

(d)   *Revenue recognition*

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"), which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company recognizes revenue at the point in time when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Significant judgement may at times be required to determine the transaction price or to determine the timing of revenue recognition. There have been no revenues earned for the period from commencement of operations through December 31, 2022.

(e)   *Income Taxes*

The Company is a disregarded entity for tax filing purposes and accordingly, any tax liabilities or benefits flow through to the Parent.

At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits subsequent to the date it commenced operations.

In accordance with ASC 740, Income Taxes, the Company evaluates its tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by tax authorities. Management has analyzed the tax positions taken by the Company, and has concluded that there were no uncertain tax positions that would have a material effect on the financial statements as of December 31, 2022.

(f)   *Internal use Software*

The Company accounts for internal use software in accordance with ASC 350-40: Internal Use Software. The Company capitalizes internal use software development costs. The costs capitalized include both internal and external direct and incremental costs. General and administrative costs related to developing or obtaining such software are expensed as incurred. Development costs incurred during the preliminary or maintenance project stages are expensed as incurred. Costs incurred during the application development stage are capitalized and amortized using the straight-line method over the useful life of the software. Amortization begins only when the software becomes ready for its intended use. As of December 31, 2022, the Company has not placed the Internal use software into service and therefore amortization has not yet commenced.

3. **Related-Party Transactions**

The Company has an administrative services agreement with the Parent. Under the terms of the agreement the Parent may pay on behalf of the Company both direct and shared expenses such as professional fees, shared personnel, shared occupancy, general and administrative expenses, and insurance.

As of June 16, 2022, the Due to Parent amounted to $102,976. For the period from June 16, 2022 through December 31, 2022, the amount of expenses paid by the Parent on behalf of the Company amounted to $977,364. A total of $25,757 of expenses were paid by the Company on behalf of the Parent. The Company had repaid a total of $1,006,019 to the Parent during the same period. As of December 31, 2022, the amount reported as Due to parent related to these transactions in the statement of financial condition was $48,563.

On October 31, 2022 Parent has assigned as a non-cash contribution an Internal use software asset in the amount of $1,347,447 to the Company.

4. **Internal use software**

On October 31, 2022("Assignment date") the Company was assigned full rights to Parent's internally developed software asset (The, "Platform") in the amount of $1,347,447. The platform has been a product of internal development by Parent's internally sourced and salaried coding team, as well as external third-party vendors. After commencing operations, CVEX Markets determined that its development costs incurred from a number of external vendors were eligible for capitalization in accordance with ASC 350-40: Internal Use Software as this work directly enhanced the development stage product. CVEX Markets capitalized a total of $459,980 of development costs during the period from June 16, 2022 through December 31, 2022. As of December 31, 2022, the Company is reporting an Internal use software asset on its statement of financial condition in the amount of $1,807,427. Since the platform has not yet been placed in service as of December 31, 2022, the Company has not recorded any amortization costs.

5. **Net Capital**

The Company, as a registered broker-dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"). As of June 16, 2022, FINRA approved the Company to maintain a minimum net capital requirement of Greater of 2% of combined aggregate debit items, or $250,000, pursuant to Rule 15c3-1. As of December 31, 2022, the Company had net capital of $613,166 and excess net capital of $363,166.

6. **Management Business Evaluation**

The Company, like most venture backed fintech startups, has funded operations with equity contributions from its Parent based on the potential value of long-term goals of the Company and its Parent and their ability to attract venture capital investors as they make progress toward these goals. The Company has incurred an operating loss for the period from June 16, 2022 through December 31, 2022, and continued losses without further capital infusion could place the Company at risk of not being able to meet the SEC Rule 15c3-1 in the future.

The Company's management's action plan is to reduce or delay certain expenditures, while still have the ability to pursue steady revenue growth opportunities and attracting venture capital. If the need arises management is committed to funding the operations during the twelve month period from the date of the audit report, however management believes that capital on hand is sufficient for the Company to maintain its operations. The accompanying financial statements have been prepared on a going concern basis which assumes that the Company will continue in operation for the foreseeable future.

7. **Commitments & Contingencies**

The Company may be subject to claims and litigation in the ordinary course of business. In management's opinion, based upon the information available as of the date these financials are available to be issued, there are no litigation claims against the Company that would have a material impact on the financial condition, operating results, or cash flows of the Company.

8. **Member's Equity**

The Company has one class of membership interest and the sole member of the Company is CVEX Group, Inc. The Member makes capital contributions to the Company as it may determine from time to time. No interest accrues on such contributions and any distributions from the Company are made in accordance with the LLC agreement.

9. **Subsequent Events**

The Company has evaluated the need for disclosures or adjustments resulting from subsequent events through February 17, 2023, the date these financials were issued, and no other subsequent events were present.